Exhibit 99.2
Memo to Partners Re: Shareholder Approval
March 18, 2009
Subject: Stock Option Exchange Program Approval
Dear Partners,
I am pleased to announce that our shareholders have approved the proposal to amend our equity incentive plans to permit a voluntary stock option exchange program (“Option Exchange Program”). The Option Exchange Program will give eligible partners a one-time opportunity to exchange certain outstanding underwater stock options for a lesser amount of new stock options with a lower exercise price. This will be a voluntary program — eligible partners will make their own choice whether to participate.
Information about the proposed Option Exchange Program is available in our proxy statement filed with the Securities and Exchange Commission (“SEC”) on January 22, 2009. For access to the proxy statement, please visit http://investor.starbucks.com or www.sec.gov. Additional detailed information about the terms of the Option Exchange Program and how to participate will be provided to eligible partners at the time the Option Exchange Program begins (tentatively scheduled for May 1, 2009).
Warm regards,
Chet Kuchinad
evp, Partner Resources
Even though the requisite shareholder approval has been obtained, we may still decide later not to implement the Option Exchange Program. Starbucks will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. We will deliver the tender offer documents to all eligible partners free of charge when the tender offer commences, and anyone will be able to obtain these written materials and other documents filed by Starbucks with the SEC free of charge from the SEC’s website at www.sec.gov.